Exhibit 4.6

Geo Genesis Group, Limited
Trust Company Complex
Ajeltake Road
Ajeltake Island
Majuro
MH 96960
Marshall Islands

(Incorporated in the Marshall Islands under
the Business Corporations Act with registered number No. 23087 )

Ian Davison
9 Percival Court
Windmill Lane
Waltham Cross
Herts
EN8 9AG

28 February 2008

Dear Ian

Non-Executive Appointment

I am writing to set out the terms of your appointment as a non-executive director of Geo Genesis Group, Limited (the “Company”). It is agreed that this is a contract for services and is not a contract of employment.

Appointment

Your appointment will be as a non-executive director of the Company in accordance with the By-Laws of the Company, as amended from time to time.  In particular, your appointment will be subject to the provisions of the By-Laws that relate to the vacation of office.  Your appointment will commence on 17 December 2007.  Your appointment will continue for a period of twelve months from the date of admission of the shares and warrants of the Company to trading (“Admission”) on the PLUS Market of PLUS Markets plc (“Initial Period”), subject to any early termination provisions. Continuation of your appointment is contingent on satisfactory performance and re-election at forthcoming general meetings of the Company.  In addition, the appointment may be terminated by you or the Company upon three months written notice.

Time commitment

It is anticipated that your overall time commitment as a non-executive director would not require on average more than two working days per month.  This will include attendance at all board, committee and general meetings.  It is expected that the board will meet quarterly.  You will be expected to devote appropriate preparation time ahead of each meeting.  The review of documentation and attendance at the meetings in connection with such activity would be covered by the fee mentioned below.

By accepting this appointment, you confirm that you are able to allocate sufficient time to meet the expectations of your role.  The agreement of the Chairman should be sought before accepting additional commitments that might affect the time you are able to devote to your role as a non-executive director of the Company.

Role

Non-executive directors have the same general legal responsibilities to the Company as any other director.  The Board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company’s affairs.  The Board:

•	provides entrepreneurial leadership of the Company within a framework of prudent and effective controls which enables risk to be assessed and managed;

•	sets the Company’s strategic aims, ensures that the necessary financial and human resources are in place for the Company to meet its objectives and reviews management performance; and

•	sets the Company’s values and standards and ensures that its obligations to its shareholders and others are understood and met.

In addition to these requirements of all directors, the role of the non-executive has the following key elements:

•	Strategy: Non-executive directors should constructively challenge and contribute to the development of strategy;

•	Performance: Non-executive directors should scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;

•	Risk: Non-executive directors should satisfy themselves that financial information is accurate and that financial controls and systems of risk management are robust and defensible; and

•
People:  Non-executive directors are responsible for determining appropriate levels of remuneration of executive directors and have a prime role in appointing, and where necessary removing, senior management and in succession planning.

Fees and Expenses

You will be paid a fee of US$2,000 gross per month, payable in arrears, with the first payment to be paid on the earlier to occur of 10 February 2008 or 30 days following Admission and will be subject to an annual review by the Board. The Company will reimburse you for all reasonable and properly documented expenses you incur in performing the duties of your office.

Outside interests

It is accepted and acknowledged that you have business interests other than those of the Company and have declared any conflicts that are apparent at present.  In the event that you become aware of any potential conflicts of interest, these should be disclosed to the Chief Executive and Company Secretary as soon as apparent.

Confidentiality

All information acquired during your appointment is confidential to the Company and should not be released, either during your appointment or following termination (by whatever means), to third parties without prior clearance from the Chairman.

Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information.  Consequently you should avoid making any statements that might risk a breach of these requirements save where authorised by the Board  to do so.

Review process

The performance of individual directors and the whole Board and its committees is evaluated annually.  If, in the interim, there are any matters which cause you concern about your role you should discuss them with the Chairman as soon as is appropriate.

Independent professional advice

Occasions may arise when you consider that you need professional advice in the furtherance of your duties as a director.  Circumstances may occur when it will be appropriate for you to seek advice from independent advisors at the Company’s expense.  The Company will reimburse the full cost of expenditure incurred in accordance with its policy.

Special Projects

There may also be occasions when you are required to devote exceptional amounts of time to the Company’s affairs, for instance undertaking specific projects for it.  In such cases, the Company will pay you such additional fees as may be approved by the Board and agreed with you.

Dealings in the Company’s Shares and/or Warrants

The Company is required to ensure that all dealings in its shares and/or warrants by its Directors (a member of his or her family or connected person, as such terms are defined in the PLUS Rules for Issuers and relevant employees are made in accordance with the PLUS Rules for Issuers.  You will be subject to the Company’s Share Dealing Code as adopted by the Board from time to time.  A copy of the Code will be supplied to you by the Company Secretary.

Entire Agreement

This agreement constitutes the whole agreement between the parties and supersedes all previous agreements between the parties relating to its subject matter. Each party acknowledges that, in entering into this agreement, it has not relied on, and shall have no right or remedy in respect of, any statement, representation, assurance or warranty (whether oral or in written form, made negligently or innocently) other than as expressly set out in this agreement.

Please let me know if you have any questions about any of the matters raised in this letter. In any event, I should be grateful if you would return to me the enclosed copy signed to acknowledge receipt and acceptance of the arrangements set out here.

Yours sincerely

Roger Bendelac
Geo Genesis Group, Limited

I accept the appointment on the terms set out above.	Ian Davison

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